345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

July 12, 2021

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Jason Drory

Joe McCann

Re:	Mountain Crest Acquisition Corp II Registration Statement on Form S-4 Filed April 23, 2021 File No. 333-255493

Dear Messrs. Drory and McCann:

On behalf of Mountain Crest Acquisition Corp. II (the “Company”), we are hereby responding to the letter, dated May 23, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4, File No. 333-255493 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

*	*	*

Registration Statement on Form S-4 filed April 21, 2021

Better Therapeutics, Inc., page 16

1.	Please revise the second paragraph under the heading to clarify that none of the company’s products are FDA approved. Similarly, revise your statement in the third paragraph that you “expect” FDA authorization of BT-001 in late 2022. In this regard, you should not suggest or imply that the product will be approved by FDA. Please revise your disclosure here and any similar statements throughout the prospectus accordingly.

Los Angeles New York Chicago Nashville San Francisco Washington, DC Beijing Hong Kong www.loeb.com

U.S. Securities and Exchange Commission July 12, 2021 Page 2

Response:          In response to the Staff’s comment, the Company has revised the second and third paragraphs under the heading “Better Therapeutics, Inc.” on page 17 and other portions of the Amended Registration Statement to clarify that BTX’s products are not approved by the FDA.

2.	Please revise here to clarify the disease treatment claim for which you seek FDA approval. In this regard, we note that your disclosure on page 16 indicates that your prescription digital therapeutics are designed to promote “changes in neural pathways of the brain” so that “lasting changes in behavior” can become possible; however, your diabetes studies and trials, as discussed in your Business section, do not appear to: (i) measure or assess neural pathway changes or (ii) assess behavioral changes beyond limited durations (i.e., three to six months).

Response:          In response to the Staff’s comment, the Company has revised the disclosure on page 17, of the Amended Registration Statement to clarify the disease treatment claim for which BTX will seek FDA approval. We further note that BTX’s diabetes studies and trials measure changes in behavior rather than neural pathways. However, it is well established that behavior change occurs when there are changes in the brain's neural pathways through the process called neuroplasticity. Further, BTX does not claim that such behavioral changes last beyond the duration of its therapy, which is conducted for three to six month durations in its diabetes studies and trials.

3.	We note your disclosure in this section and elsewhere throughout your registration statement that you are currently enrolling patients in a “pivotal” trial for BT-001 for the treatment of patients with type 2 diabetes. Please revise the disclosure to make it clear that even if you receive positive data from this trial, the U.S. Food and Drug Administration (FDA) or other regulators may require you to conduct additional trial or not agree with your trial design.

Response:          In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Registration Statement to clarify that BTX “believes” the currently enrolling study has the potential to be “pivotal” in support of a marketing authorization submission to the FDA. The potential for varying interpretations of clinical trial data and the possibility that FDA could require additional clinical data in support of a marketing authorization submission is already discussed in “Risk Factors – Risk Factors Relating to BTX.”. Please see the updated disclosures on pages 17 and 166 of the Amended Registration Statement.

4.	We note your disclosure here that you have “conducted primary market research establishing the potential for widespread reimbursement coverage of our lead product candidate by representative payer groups.” However, we note your risk factor disclosure on pages 60 and 61 indicates that CMS is the principal decision-maker with respect to reimbursements and that there is “significant uncertainty related to the insurance coverage and reimbursement of newly approved products”. Accordingly, please revise your disclosure on page 16 to provide additional support and context or remove the claim. Also, expand your disclosure on page 174-175 to explain how CMS factors into your efforts to achieve reimbursement coverage.

U.S. Securities and Exchange Commission July 12, 2021 Page 3

Response:          In response to the Staff’s comment, the Company has revised the claim on page 174 of the Amended Registration Statement as well as the risk factor disclosures on page 64 of the Amended Registration Statement to delete the reference to CMS is the principal decision-maker with respect to reimbursements. We further note that BTX is focused on seeking coverage from payer groups other than Medicaid. As such, CMS does not factor into BTX’s efforts to achieve reimbursement coverage.

The Board of Directors’ Reasons for Approval of the Business Combination, page 21

5.	Please revise to further explain and clarify the Board’s belief that BTX has a first mover advantage. For instance, the disclosure should clarify that the “early studies” are distinct from clinical trials. Also the “demonstrating clinical benefit” claim should be explained given that BTX has not yet conducted clinical trials and has not received FDA approval for any of it products. With reference to your disclosures on page 41 and 164, please tell us, and revise as applicable to discuss, whether/how the Board considered BTX’s intellectual property position when assessing BTX’s competitive positioning.

Response:          In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 103 of the Amended Registration Statement in accordance with the Staff’s comment.

Clear development path for the company’s lead candidate. , page 23

6.	Please clarify what you mean when you state there is a “[c]lear development path for the company’s lead candidate” and that “Better Therapeutics has aligned with the regulators on the pivotal clinical trial design.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 24 and 104 of the Amended Registration Statement to make clear that pursuant to multiple interactions with the FDA in formal pre-submission meetings, BTX believes that is has obtained and incorporated feedback from the FDA on the core aspects of its clinical trial design, one that BTX believes has the potential to be a pivotal clinical trial, if successful and its results are viewed favorably by the FDA.

U.S. Securities and Exchange Commission July 12, 2021 Page 4

Ownership of the Post-Business Combination Company After the Closing, page 24

7.	We note your disclosure in the table at the top of page 25 showing “100% redemption (or $0 in trust).” However, we note your disclosure elsewhere that the maximum redemption amount requires a minimum trust account balance of $5,000,001, after giving effect to the payments to redeeming stockholders. Please revise or advise.

Response:          In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Registration Statement.

Risks Related to the Combined Entity and the Business Combination
The Combined Entity’s amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware..., page 76

8.	We note your disclosure here that the Combined Entity’s amended and restated certificate of incorporation will contain various exclusive forum provisions. However, we note your disclosure on page 117 where you state that the proposed certificate of incorporation for the Combined Entity will not have a choice of forum provision and it appears that the choice of forum provision will be in your amended and restated bylaws of the Combined Entity. Please revise your disclosure or otherwise advise.

Response:          In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Registration Statement to reference the Combined Entity’s amended and restated by-laws.

Net Loss Per Share, page 93

9.	Please revise the table to separately disclose the number of shares that the BTX SAFEs are expected to be converted into.

Response:          In response to the Staff’s comment, the Company has revised the table disclosure on page 98 of the Registration Statement to include the separate disclosure of the number of shares that the BTX SAFEs are expected to be converted into.

10.	Please also state here how many rights are currently outstanding, and whether you have included them in the calculation of the basic weighted average shares outstanding here.

Response:          In response to the Staff’s comment, the Company has revised its disclosure to include a footnote to the table on page 97 and 98 of the Amended Registration Statement to clarify that the shares from rights have been included in the weighted average shares outstanding.

Certain Unaudited BTX Prospective Financial Information, page 100

11.	Please revise to disclose the material assumptions supporting the large projected revenue increases in 2026 and 2027.

U.S. Securities and Exchange Commission July 12, 2021 Page 5

Response:          In response to the Staff’s comment, the Company has revised its disclosure to include a footnote to the table on page 107 of the Amended Registration Statement to disclose the material assumptions supporting the large projected revenue increases.

Interests of MCAD’s Directors and Officers and Others in the Business Combination, page 105

12.	We note disclosure here and elsewhere, including in your risk factors, regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor acquired a 20% stake for approximately $0.017 per share and the merger consideration is based on a deemed price per share of $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise here and your risk factors accordingly.

Response:          In response to the Staff’s comment, the Company has revised the disclosure in this section and throughout the Amended Registration Statement in accordance with the Staff’s comment.

Sources and Uses for the Business Combination, page 106

13.	We note your table appears to disclose that cash consideration will be paid to BTX Equityholders. However, elsewhere your disclosure states that “Merger Consideration” is “15,000,000 shares of MCAD’s common stock, par value $0.0001 per share (“MCAD Common Stock”), subject to adjustment.” Please update this apparent inconsistency or otherwise advise.

Response:          In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Amended Registration Statement in accordance with the Staff’s comment.

Certain Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights, page 109

14.	Please have counsel provide an opinion concerning the consequences to U.S. holders of exercising their redemption rights. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has included a tax opinion as an exhibit to the Amended Registration Statement.

Conflicts of Interest, page 140

U.S. Securities and Exchange Commission July 12, 2021 Page 6

15.	Please revise to clarify and quantify Chardan’s financial interests in consummating the merger. With reference to the disclosure on page F-7, please be sure to address deferred underwriting compensation, financial advisory fees and any other value that Chardan is eligible to receive if the merger is consummated. Also, revise the Background of the Merger section to clarify MCAD reason(s) for engaging Chardan after the term sheet with BTX had been executed. In this regard, we do not see any additional references in the Background section concerning Chardan’s provision of advisory services.

Response:          In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Registration Statement including the Background of the Business Combination section and on page 146 of the Amended Registration Statement in accordance with the Staff’s comment.

Information About BTX, page 149

16.	Please revise the Business section to explain the company’s plan for the SPAC merger and PIPE funds. In this regard, please discuss your plans for funding your lead candidate(s); building your sales, marketing and distribution infrastructure; and obtaining reimbursement coverage.

Response:          In response to the Staff’s comment, the Company has addressed the Staff’s comment on page 187-188 of the Amended Registration Statement through additions regarding the BTX’s plans for use of proceeds from the SPAC merger and PIPE, and its plan for funding the development of the lead candidate(s), and again on page 47 of the Amended Registration Statement through an addition regarding the risks of the company’s use of the proceeds from the PIPE financing and the amounts in trust.

BTX’s Solution, page 150

17.	We note your disclosure here that your pilot study of BTX’s BT-001 “resulted in clinically meaningful improvement in glycemic control” and similar statements throughout the document, including, as example only, your references to “[BT-001’s] strong efficacy signal,” “BT-001 demonstrating clinical benefit” and “BTX demonstrated comparable efficacy in lowering A1c to orally administered medications with fewer side effects.” Safety and efficacy are determinations that are solely within the authority of the U.S. Food and Drug Administration (FDA) or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy. Please revise these and similar statements here and throughout the document.

U.S. Securities and Exchange Commission July 12, 2021 Page 7

Response:          In response to the Staff’s comment, the Company has revised the disclosure on pages 164-165 of the Amended Registration Statement to add clarifying language around the perceived efficacy signals of BTX’s BT-001 product candidate.

18.	Please expand your disclosure on page 151 and/or 155 to clarify how your PDT product candidates will be used “under the guidance of a physician.”

Response:          In response to the Staff’s comment, the Company has revised the disclosure on page 163 of the Amended Registration Statement to include additional clarity around the role of physicians in guiding patients using BTX’s PDT product candidates.

19.	Please revise to clarify how many digital prescription therapeutics have received FDA approval or clearance to make disease treatment claims. Discuss the regulatory pathway these therapeutics have followed and whether they presently are reimbursed like they were a drug. Also indicate whether any such approved/cleared therapeutics have focused on nutrition or instead focused on other behaviors and/or addictions. Revise the disclosure on page 16, as applicable.

Response:          The Company respectfully acknowledges the Staff’s comment and submits that BTX does not track the general digital prescription therapeutics market. BTX has not engaged in any broad research studies of others in this space and their FDA approval process or business plans. BTX is not aware of any similar products to its own that have received FDA approval. While BTX could research publicly available information about the regulatory pathway these therapeutics have followed and whether they are reimbursed like they were a drug, BTX believes such information would be misleading as any such comparison would not be indicative of any certain path for it. BTX has revised its disclosure on page 58 of the Amended Registration Statement to provide additional information about the novel area that BTX is focused on and the potential risks associated with it.

Platform Leverage, page 153

20.	Please revise your statement that you have “the potential to develop a portfolio of PDTs for some of the most prevalent diseases in the U.S. at a fraction of the time and cost of traditional therapeutics” and your similar statements on page 154 that, “BTX expects to rapidly develop and, if approved, commercialize multiple product candidates” and “expedited FDA review process” for your product candidates. Clinical development is a lengthy process and indications that you will be successful in developing your product candidates in a rapid or accelerated manner is speculative.

U.S. Securities and Exchange Commission July 12, 2021 Page 8

Response:          In response to the Staff’s comment, the Company has revised the disclosure on pages 161 and 162 of the Amended Registration Statement to include additional clarifying language regarding BTX’s expected capability to develop a portfolio of PDTs and the expectations from future FDA review processes.

BTX’s Pipeline, page 154

21.	Please shorten the length of the shading for the clinical studies that are not yet completed in the pipeline table on page 154. For example only, BT-001 needs to be shortened, given the disclosure on page 157 indicates the trial is still ongoing and topline data is not expected until Q4 2021. In addition, it appears that your length of shading needs to be shortened since you have not completed a pilot study for BT-002, BT-003, BT-004 and BT-005.

Response:          The Company respectfully advises the Staff that the BTX’s pipeline table on page 163 of the Amended Registration Statement has been updated.

Key Findings of the Pilot Study, page 155

22.	Revise to disclose the p values and indicate whether each reported trial result was statistically significant. We also note your disclosure in the chart on page 156 that, “[t]he FDA approvable endpoint is a reduction in A1c of -0.4% compared to control after 12 weeks of treatment.” Please explain what you specifically mean by this statement as well as stating your basis for making this claim, including whether or not you have had discussions with FDA.

Response:          In response to the Staff’s comment, the Company has revised the disclosure by adding p values and other statistically significant trial results relating to BTX’s pilot study on pages 163-165 of the Amended Registration Statement and has further addressed the Staff’s comments on page 165 of the Amended Registration Statement.

Pivotal study of BT-001, page 157

23.	Please revise to clarify the 3 month and 6 month efficacy endpoints. In this regard, please revise to disclose the quantitative reduction at the end of each period or advise. Also, disclose the safety endpoints.

Response:          In response to the Staff’s comment, the Company has revised the disclosure on pages 165 of the Amended Registration Statement.

U.S. Securities and Exchange Commission July 12, 2021 Page 9

24.	We note your risk factor disclosure on page 51 where you state that your pivotal study of BT-001 is a “virtual clinical trial.” Please clarify your disclosure here to discuss the specific aspects of your trial that are “virtual.”

Response:          In response to the Staff’s comment, the Company has revised the disclosure on pages 53 of the Amended Registration Statement by adding clarifying language.

BTX Payer Research, page 175

25.	Please define or explain any technical terms or abbreviations the first time they are used. For example only, please define the term “T2D” in your graphic on page 175.

Response:          The Company respectfully advises the Staff that all technical terms or abbreviations have now been defined and/ or explained the first time they are used. Additionally, the Company respectfully advises the Staff that an updated graphic has been added on page 184 of the Amended Registration Statement.

Employment Agreements with BTX’s Named Executive Officers, page 183

26.	We note that in connection with the Business Combination you have entered into offer letters with each of the named executive officers and a new employment agreement with Mr. Appelbaum. Please file the employment agreement and offer letters of each of your executive officers as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K. In addition, please revise your disclosure to include the all material terms of the agreements, including compensation.

Response:          The Company respectfully advises the Staff that the offer letters and employment agreements with each of the named executive officers of BTX have been filed as Exhibits 10.16 to 10.20 to the Amended Registration Statement. The Company respectfully refers the Staff to pages 192 to 202 of the Amended Registration Statement where it has further disclosed all the material terms of the agreements, including compensation.

BTX Financial Statements

Note 10. Fair Value Measurements, page F-32

27.	Here and at page 205, you referred to assumptions and estimates for the SAFE valuation. Please revise to disclose the quantitative information about the significant unobservable inputs used in the fair value measure as required ASC 820-10-50-2(bbb).

U.S. Securities and Exchange Commission July 12, 2021 Page 10

Response:          The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Fair Value Measurements disclosure on page F-52 of the Amended Registration Statement to provide additional information about the significant unobservable inputs in determining the fair value of BTX’s SAFE liability. BTX believes these represent the main inputs impacting Level 3 fair value measurement of the SAFE liability.

General

28.	Please revise your graphics throughout your registration statement as applicable to ensure that the text is legible. For example, the text in your pipeline table and the text in the graphic on page 176, including the source, are unclear and difficult to read.

Response:          The Company respectfully advises the Staff that updated graphics have been added on pages 162, 164 and 183 of the Amended Registration Statement, and throughout the registration statement.

Please do not hesitate to contact Andrei Sirabionian at (212) 407-4089 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP or Arthur R. McGivern at (617) 570-1971 and Heidi E. Mayon at (650) 752-3227 of Goodwin Procter LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:
Suying Liu
Mountain Crest Acquisition Corp. II

Kevin Appelbaum
Better Therapeutics Inc.